Direct Line 852 2680 8805 Direct Fax 852 2680 8860

BY REGISTERED POST

04045119

Date: 16 September 2004

Exemption No. 33-51010

82-3327

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D.C. 20549
U.S.A.

SUPPL


RECEIVED
2004 SEP 23 A 10:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

SCMP Group Limited (Exemption No. ~~33-51010)~~

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> **Announcement on Major Transaction – Sale of certain assets relating to the "Daily Stop" convenience store retail business carried on in Hong Kong**

Yours faithfully,
For and on behalf of
SCMP Group Limited

PROCESSED
OCT 01 2004
THOMSON FINANCIAL

Vera Leung
Legal Counsel and Company Secretary

Enclosures

dlw 9/28

CoSec\Project Sunrise 092004\announcement distribution

SCMP Group Limited Morning Post Centre 22 Dai Fat Street Tai Po Industrial Estate New Territories Hong Kong
General Line 852 2680 8888 **Web site** www.scmp.com

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED

(incorporated in Bermuda with limited liability)
(Stock Code: 1038)


hongkong
electric

HONGKONG ELECTRIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)
(Stock Code: 006)


HWL

HUTCHISON WHAMPOA LIMITED

(incorporated in Hong Kong with limited liability)
(Stock Code: 013)

JOINT ANNOUNCEMENT

CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
HONGKONG ELECTRIC HOLDINGS LIMITED
HUTCHISON WHAMPOA LIMITED

DESPATCH OF CIRCULARS

The date for despatch of the CKI Circular in relation to the Acquisition and the Disposal has been extended pending preparation of the accountants' report to be incorporated into the CKI Circular. As a result, the dates for despatch of the HWL Circular and the HEH Circular have also been extended. Applications have been, or will be (in the case of HWL), made to the Stock Exchange for waivers from strict compliance with Rule 14.38 of the Listing Rules by extending the despatch dates of the CKI Circular, the HWL Circular and the HEH Circular to no later than 3rd December, 2004.

Introduction

Reference is made to (i) the CKI Announcement; (ii) the HWL Announcement; and (iii) the Joint Announcement.

Extension of time for despatch of the CKI Circular

Under Rule 14.38 of the Listing Rules, a circular of CKI in relation to the Acquisition is required to be sent to CKI Shareholders within 21 days of the date of publication of the CKI Announcement, being in this case on or before 22nd September, 2004.

However, additional time is required for CKI and the reporting accountants to prepare the relevant accountants' report to be incorporated into the CKI Circular. As explained in the CKI Announcement, the Acquisition comprises two major components:

(1) the hive down from Transco of the Business to Blackwater; and

(2) the acquisition of the entire issued share capital of Blackwater by Gas Network in which CKI holds, indirectly, 69.8% of the entire issued share capital.

As Blackwater is a newly incorporated company, the focus of the accountants' report will be the Business.

As the Business is merely part of the larger existing business carried on by Transco, stand alone financial recordr and financial statements have not been prepared. Accordingly, it will be necessary to extract the relevant financial information from the financial records of the existing business and then prepare stand alone financial statements for the Business for audit.

Accordingly, the accountants' report may take a substantial period to produce. In addition, as a result of the requirement under the Listing Rules for the accountants' report to cover a period ending on a date occurring within 6 months from the date of despatch of the CKI Circular, a further exercise is required to be undertaken to prepare financial records and financial statements for the period beyond the date to which Transco's most recent audited accounts are made up (being 31st March, 2004), for audit and the reporting accountants are required to include these figures in the accountants' report. The audited figures will accordingly be updated to 30th June, 2004 (being the end of Transco's first quarter). On this basis production of the accountants' report may take until 3rd December, 2004.

In addition, under Rule 14.38 of the Listing Rules, a circular of CKI in relation to the Disposal is required to be sent to CKI Shareholders within 21 days of the date of publication of the Joint Announcement, being in this case on or before 4th October, 2004.

However, the Disposal relates to a portion of the underlying asset, being the Business, that is the subject of the Acquisition. As a result, the Acquisition and the Disposal are closely linked and their respective circulars will contain a large amount of common information. As a result, the Directors of CKI have decided to issue a composite circular covering both the Acquisition and the Disposal with a view to reducing the potential confusion for the CKI Shareholders. This will also allow both the Acquisition and the Disposal to be approved at the same CKI Shareholders meeting. This should be of benefit to the CKI Shareholders since they will have the requisite information on both the transactions at the time of voting on them.

Accordingly, an application has been made by CKI to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the CKI Circular, covering both the Acquisition and the Disposal, to no later than 3rd December, 2004.

Extension of time for despatch of the HWL Circular

Under Rule 14.38 of the Listing Rules, a circular of HWL in relation to the Acquisition is required to be sent to HWL Shareholders within 21 days of the date of publication of the HWL Announcement, being in this case on or before 30th September, 2004.

However, given the additional detailed information relating to Blackwater that will be provided to the CKI Shareholders on the Acquisition and the Disposal, as a result of the classification of those transactions for CKI under the Listing Rules, the Directors of HWL consider it appropriate to extend the period for posting of the HWL Circular to coincide with that of the CKI Circular in order to allow the HWL Shareholders to have access to this additional information.

In addition, under Rule 14.38 of the Listing Rules, a circular of HWL in relation to the Disposal is required to be sent to HWL Shareholders within 21 days of the date of publication of the Joint Announcement, being in this case on or before 4th October, 2004. However, for the same reasons outlined in relation to CKI above, being the fact that the Acquisition and the Disposal are closely linked and given the large amount of common information that would be included in their respective circulars, the HWL Directors have decided to cover both the Acquisition and the Disposal in the HWL Circular.

Accordingly, an application will be made by HWL to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules by extending the despatch date of the HWL Circular, covering both the Acquisition and the Disposal, to no later than 3rd December, 2004.

Extension of time for despatch of the HEH Circular

Under Rules 14.38 and 14A.49 of the Listing Rules, a circular of HEH in relation to the Disposal is required to be sent to HEH Shareholders within 21 days of the date of publication of the Joint Announcement, being in this case on or before 4th October, 2004.

However, given the additional detailed information relating to Blackwater that will be provided to the CKI Shareholders on the Disposal, as a result of the classification of that transaction for CKI under the Listing Rules, the Directors of HEH consider it appropriate to extend the period for posting of the HEH Circular to coincide with that of the CKI Circular in order that the HEH Shareholders can have access to this additional information. The Disposal constitutes discloseable and connected transactions for HEH under the Listing Rules, and the HEH Circular will contain information in respect of both aspects.

An application has been made by HEH to the Stock Exchange for a waiver from strict compliance with the Listing Rules by extending the despatch date of the HEH Circular to no later than 3rd December, 2004.

Board compositions

As at the date of this announcement, the Executive Directors of CKI are Mr. LI Tzar Kuoi, Victor (Chairman), Mr. KAM Hing Lam (Group Managing Director), Mr. George Colin MAGNUS (Deputy Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. IP Tak Chuen, Edmond (Deputy Chairman), Mr. KWAN Bing Sing, Eric (Deputy Managing Director), Mrs. CHOW WOO Mo Fong, Susan, Mr. Frank John SIXT, and Mr. TSO Kai Sum; and the Non-executive Directors are Mr. CHEONG Ying Chew, Henry (Independent Non-executive Director), Mrs. LEE Pui Ling, Angelina (Independent Non-executive Director) and Mr. Barrie COOK.

As at the date of this announcement, the Executive Directors of HWL are Mr. LI Ka-shing (Chairman), Mr. LI Tzar Kuoi, Victor (Deputy Chairman), Mr. FOK Kin Ning, Canning (Group Managing Director), Mrs. CHOW WOO Mo Fong, Susan (Deputy Group Managing Director), Mr. Frank John SIXT (Group Finance Director), Mr. LAI Kai Ming, Dominic, Mr. George Colin MAGNUS and Mr. KAM Hing Lam; and the Non-executive Directors are Mr. Michael David KADOORIE (Independent Non-executive Director), Mr. William Elkin MOCATTA (alternate to Mr. Michael David KADOORIE), Mr. Simon MURRAY, Mr. OR Ching Fai, Raymond (Independent Non-executive Director), Mr. William SHURNIAK, Mr. Peter Alan Lee VINE (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

As at the date of this announcement, the Executive Directors of HEH are Mr. George Colin MAGNUS (Chairman), Mr. FOK Kin Ning, Canning (Deputy Chairman), Mr. TSO Kai Sum (Group Managing Director), Mr. Andrew J. HUNTER (Group Finance Director), Mr. LEE Lan Yee, Francis (Director and General Manager (Engineering)), Mr. KAM Hing Lam, Mr. LI Tzar Kuoi, Victor, and Mr. Frank John SIXT; and the Non-executive Directors are Mr. YEE Lup Yuen, Ewan, Mrs. CHOW WOO Mo Fong, Susan, Mr. Ronald Joseph ARCULLI (Independent Non-executive Director), Mr. Holger Kluge (Independent Non-executive Director), Mr. Ralph Raymond SHEA (Independent Non-executive Director) and Mr. WONG Chung Hin (Independent Non-executive Director).

DEFINITIONS

"Acquisition"	the acquisition of Blackwater on the terms and subject to the conditions in the Blackwater Acquisition Agreement
"Alpha"	Alpha Central Profits Limited, a company incorporated in the British Virgin Islands with limited liability and which is a wholly-owned subsidiary of CKI
"Alpha Disposal Agreement"	the agreement dated 10th September, 2004 between CKI and HEH relating to the sale of the Sale Share
"Blackwater"	Blackwater F Limited (registered in England with registered number 5167070)
"Blackwater Acquisition Agreement"	the agreement dated 31st August, 2004 between Gas Network, Transco and Blackwater relating to the sale and purchase of the Blackwater Shares
"Blackwater Shares"	100 ordinary shares of £1 each in the share capital of Blackwater, being the entire issued share capital of Blackwater at the date of the Blackwater Acquisition Agreement
"Business"	the North of England Gas Distribution Network business carried on in the United Kingdom by Transco
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the CKI announcement published on 1st September, 2004 relating to the Blackwater Acquisition Agreement
"CKI Circular"	the circular of CKI to be sent to CKI Shareholders in respect of the Acquisition and the Disposal
"CKI Shareholders"	shareholders of CKI
"Disposal"	the disposal of the Sale Share on the terms and subject to the conditions in the Alpha Disposal Agreement
"Gas Network"	Gas Network Limited (registered in England with registered number 5213525), a non wholly-owned subsidiary of CKI
"HEH"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 006)
"HEH Circular"	the circular to be sent to HEH Shareholders in respect of the Disposal
"HEH Shareholders"	shareholders of HEH
"HWL"	Hutchison Whampoa Limited, a limited liability company incorporated in Hong Kong, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 013)
"HWL Announcement"	the HWL announcement published on 9th September, 2004 relating to the Acquisition
"HWL Circular"	the circular to be sent to HWL Shareholders in respect of the Acquisition and the Disposal
"HWL Shareholders"	shareholders of HWL
"Joint Announcement"	the joint announcement of CKI, HWL and HEH published on 13th September, 2004 relating to the Disposal
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Sale Share"	1 ordinary share of US$1 in the share capital of Alpha, being the entire issued share capital of Alpha at the date of the Alpha Disposal Agreement
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transco"	Transco plc (registered in England with registered number 2006000)

By Order of the Board
CHEUNG KONG INFRASTRUCTURE HOLDINGS LIMITED
Eirene Yeung
Company Secretary

By Order of the Board
HONGKONG ELECTRIC HOLDINGS LIMITED
Lillian Wong
Company Secretary

By Order of the Board
HUTCHISON WHAMPOA LIMITED
Edith Shih
Company Secretary

Hong Kong, 21st September, 2004

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

22 SEP 2004



長江基建集團有限公司
(於百慕達註冊成立之有限公司)
(股份代號：1038)

香港電燈集團有限公司
(於香港註冊成立之有限公司)
(股份代號：006)



和記黃埔有限公司
(於香港註冊成立之有限公司)
(股份代號：013)

聯合公佈

長江基建集團有限公司
香港電燈集團有限公司
和記黃埔有限公司

寄發通函

> 涵蓋收購事項及出售事項之長江基建通函已延遲寄發日期，以待載入長江基建通函之會計師報告編製完成。因此，和黃通函及港燈通函之寄發日期亦已延遲。長江基建及港燈已向聯交所提交申請(和黃亦將會提交申請)，豁免嚴格遵守上市規則第14.38條之規定，將長江基建通函、和黃通函及港燈通函之寄發日期順延至不遲於二零零四年十二月三日。

緒言

謹此提述(i)長江基建公佈；(ii)和黃公佈；及(iii)聯合公佈。

順延寄發長江基建通函之時間

根據上市規則第14.38條，長江基建與收購事項有關之通函須於刊登長江基建公佈之日起計21日內寄發予長江基建股東，就此而言，即於二零零四年九月二十二日或之前。

然而，長江基建及申報會計師需要更多時間編製相關之會計師報告，以供載入長江基建通函。如長江基建公佈所說明，收購事項包括兩大主要部分：

(1) 分拆Transco之業務，歸Blackwater經營；及

(2) Gas Network (長江基建間接擁有其已發行股本之69.8%權益) 收購Blackwater全部已發行股本。

Blackwater乃新註冊成立之公司，會計師報告之重點在於其業務。

由於業務僅為Transco現時業務之一部分，並無編製獨立財務記錄及財務報表，故此有必要從其現有業務之財務記錄中摘錄相關之財務資料，然後就業務編製獨立財務報表，以供審核。

有見及此，會計師報告可能需要相當時間方可編製完成。此外，依照上市規則有關會計師報告涵蓋期間為寄發長江基建通函日期起計六個月內之規定，亦須編製Transco最近期經審核賬目結算日(即二零零四年三月三十一日)後另一期間之財務記錄及財務報表，以供審核，而申報會計師須將該等數字列入會計師報告。經審核數字將相應更新為二零零四年六月三十日(即Transco之第一季末)。有鑒於此，會計師報告可能到二零零四年十二月三日方能編製完成。

此外，根據上市規則第14.38條，長江基建與出售事項有關之通函須於刊登聯合公佈之日起計21日內寄發予長江基建股東，就此而言，即於二零零四年十月四日或之前。

然而，出售事項乃關於相關資產(即業務)之一部分(收購對象)。因此，收購事項與出售事項密切相關，而彼等各自之通函將載列大致相同資料。因此，長江基建董事決定刊發一份涵蓋收購事項及出售事項之綜合通函，以減低對長江基建股東可能造成之混淆。此舉亦可讓收購事項及出售事項於同一長江基建股東大會上取得批准。由於長江基建股東可於投票時已就兩項交易取得所需之資料，此舉對長江基建股東有利。

因此，長江基建已向聯交所申請豁免嚴格遵守上市規則第14.38條之規定，將涵蓋收購事項及出售事項之長江基建通函之寄發日期順延至不遲於二零零四年十二月三日。

順延寄發和黃通函之時間

根據上市規則第14.38條之規定，和黃與收購事項有關之通函須於刊登和黃公佈之日起計21日內寄發予和黃股東，就此而言，即於二零零四年九月三十日或之前。

然而，鑑於上市規則對長江基建該等交易之分類，就收購事項及出售事項而言，長江基建股東將獲提供有關Blackwater之額外詳盡資料，和黃董事認為，順延寄發和黃通函日期，使之與寄發長江基建通函之日期一致，以使和黃股東取得此額外資料乃屬恰當之舉。

此外，根據上市規則第14.38條，和黃與出售事項有關之通函須於刊登聯合公佈之日起計21日內寄發予和黃股東，就此而言，即於二零零四年十月四日或之前。然而，基於上文有關長江基建同述之理由(即收購事項及出售事項乃密切相關，而彼等各自之通函將載列大致相同資料)，和黃董事已決定以和黃通函涵蓋收購事項及出售事項。

因此，和黃將向聯交所申請豁免嚴格遵守上市規則第14.38條之規定，將涵蓋收購事項及出售事項之和黃通函之寄發日期順延至不遲於二零零四年十二月三日。

順延寄發港燈通函之時間

根據上市規則第14.38條及第14A.49條之規定，港燈與出售事項有關之通函須於刊登聯合公佈之日起計21日內寄發予港燈股東，就此而言，即於二零零四年十月四日或之前。

然而，鑑於上市規則對長江基建該項交易之分類，就出售事項而言，長江基建股東將獲提供有關Blackwater之額外詳盡資料，港燈董事認為，順延寄發港燈通函日期，使之與寄發長江基建通函之日期一致，以使港燈股東可取得該額外資料乃屬恰當之舉。根據上市規則，出售事項構成港燈之須予披露及關連交易，而港燈通函將會載有該兩項交易之資料。

港燈已向聯交所申請豁免嚴格遵守上市規則之規定，將港燈通函之寄發日期順延至不遲於二零零四年十二月三日。

董事會成員

於本公佈刊發日期，長江基建之執行董事為李澤鉅先生(主席)、甘慶林先生(集團董事總經理)、麥理思先生(副主席)、霍建寧先生(副主席)、葉德銓先生(副主席)、關兆誠先生(副董事總經理)、周胡慕芳女士、陸法蘭先生及曹棨森先生；非執行董事為張英潮先生(獨立非執行董事)、李王佩玲女士(獨立非執行董事)及高保利先生。

於本公佈刊發日期，和黃之執行董事為李嘉誠先生(主席)、李澤鉅先生(副主席)、霍建寧先生(集團董事總經理)、周胡慕芳女士(副集團董事總經理)、陸法蘭先生(集團財務董事)、黎啟明先生、麥理思先生及甘慶林先生；非執行董事為米高嘉道理先生(獨立非執行董事)、毛嘉達先生(米高嘉道理先生之替任董事)、馬世民先生、柯清輝先生(獨立非執行董事)、盛永能先生、范培德先生(獨立非執行董事)及黃頌顯先生(獨立非執行董事)。

於本公佈刊發日期，港燈之執行董事為麥理思先生(主席)、霍建寧先生(副主席)、曹棨森先生(集團董事總經理)、甄達安先生(集團財務董事)、李蘭意先生(董事兼工程總經理)、甘慶林先生、李澤鉅先生及陸法蘭先生；非執行董事為余立仁先生、周胡慕芳女士、夏佳理先生(獨立非執行董事)、Holger Kluge先生(獨立非執行董事)、佘頌平先生(獨立非執行董事)及黃頌顯先生(獨立非執行董事)。

釋義

「收購事項」	指	按Blackwater收購協議之條款及受其條件所限收購Blackwater
「Alpha」	指	Alpha Central Profits Limited，於英屬處女群島註冊成立之有限公司，為長江基建之全資附屬公司
「Alpha出售協議」	指	長江基建與港燈就出售待售股份而於二零零四年九月十日訂立之協議
「Blackwater」	指	Blackwater F Limited (於英國註冊，註冊編號為5167070)
「Blackwater收購協議」	指	Gas Network、Transco及Blackwater就買賣Blackwater股份而於二零零四年八月三十一日訂立之協議
「Blackwater股份」	指	Blackwater股本中100股每股面值1英鎊之普通股，即Blackwater於Blackwater收購協議日期之全部已發行股本
「業務」	指	Transco於英國北部經營之氣體分銷網絡業務
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市(股份代號：1038)
「長江基建公佈」	指	長江基建就Blackwater收購協議而於二零零四年九月一日刊發之公佈
「長江基建通函」	指	長江基建就收購事項及出售事項將寄發予長江基建股東之通函
「長江基建股東」	指	長江基建之股東
「出售事項」	指	按Alpha出售協議之條款及受其條件所限出售待售股份
「Gas Network」	指	Gas Network Limited (於英國註冊，註冊編號為5213525)，為長江基建之非全資附屬公司
「港燈」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：006)
「港燈通函」	指	就出售事項將寄發予港燈股東之通函
「港燈股東」	指	港燈之股東
「和黃」	指	和記黃埔有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市(股份代號：013)
「和黃公佈」	指	和黃就收購事項而於二零零四年九月九日刊發之公佈
「和黃通函」	指	就收購事項及出售事項將寄發予和黃股東之通函
「和黃股東」	指	和黃之股東
「聯合公佈」	指	長江基建、和黃及港燈就出售事項而於二零零四年九月十三日刊發之聯合公佈
「上市規則」	指	聯交所證券上市規則
「待售股份」	指	Alpha股本中1股面值1美元之普通股，即Alpha於Alpha出售協議日期之全部已發行股本
「聯交所」	指	香港聯合交易所有限公司
「Transco」	指	Transco plc (於英國註冊，註冊編號為2006000)

承董事會命
長江基建集團有限公司
公司秘書
楊逸芝

承董事會命
香港電燈集團有限公司
公司秘書
黃莉娟

承董事會命
和記黃埔有限公司
公司秘書
施熙德

香港，二零零四年九月二十一日